UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to .

COMMISSION FILE NUMBER:  0-51446

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following Report of Independent Registered Public Accounting Firms, statements, schedules, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

	1.)	Report of Independent Registered Public Accounting Firm.

	2.)	Statements of Net Assets Available for Benefits — December 31, 2010 and 2009.

	3.)	Statements of Changes in Net Assets Available for Benefits — December 31, 2010 and 2009.

	4.)	Notes to Financial Statements.

	5.)	Schedule of Assets held at year-end — December 31, 2010.

	6.)	Schedule of Assets Acquired and Disposed Within Year — For the Year Ended December 31, 2010.

B.)	The following exhibit is included in this Annual Report:

		Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held for investment and assets acquired and disposed within year as of and for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2010 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEST & COMPANY, LLC

Sullivan, Illinois
June 24, 2011

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments at fair value:
Interest bearing cash	$35,121	$29,355
MassMutual Guaranteed Interest Accounts	16,071,773	14,222,103
MassMutual Separate Investment Accounts	53,046,492	46,166,879
Employer common stock	348,750	255,665
Notes Receivable:
Participant loans	1,326,866	1,315,386
Net assets reflecting investments at fair value	70,829,002	61,989,388

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,335,004)	(1,026,609)

Net assets available for benefits	$69,493,998	$60,962,779

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions
Dividends and interest	$439,667	$429,496
Loan interest	70,718	89,122
Net appreciation in fair value of investments	6,963,448	11,724,926
Plan Assets from merger with North Pittsburgh Systems, Inc.	—	6,609,173
Contributions:
Participants	2,601,930	2,846,614
Company	1,848,550	2,018,484
Rollovers	33,498	21,935
Total additions	11,957,811	23,739,750

Deductions
Distributions	3,414,617	4,828,023
Administrative expenses	11,975	12,175
Total deductions	3,426,592	4,840,198

Net increase in available benefits	8,531,219	18,899,552
Net assets available for benefits at beginning of year	60,962,779	42,063,227
Net assets available for benefits at end of year	$69,493,998	$60,962,779

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements

(1)                                 Description of the Plan

The following description of Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) feature covering all full-time salaried, non-union hourly-paid and certain union employees of Consolidated Communications Holdings, Inc. (the “Company”) who have reached the age of twenty-one years.  Part-time employees are eligible to participate upon completion of one year of service, as defined in the Plan documents.  Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.

The Plan was established January 1, 2003.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

State Street Bank and Trust Company is the Trustee of the Plan.  The Plan is administered by the Company.

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 21 investment options.

The Company may make a matching contribution at the option of the Company’s Board of Directors equal to a uniform percentage of salary deferrals.  This percentage is determined year to year.  For the years ended December 31, 2010 and 2009, the Company matched 100% of the first 6% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.50%.  In accordance with Plan provisions, the rate of interest is fixed at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant receives the value in his or her account as a lump sum distribution.  An eligible rollover distribution is also permitted.  The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

At December 31, 2010 and 2009, accumulated forfeited nonvested accounts totaled $64,035 and $60,086, respectively.  These funds may be used to reduce future employer contributions and to pay Plan administrative expenses.  In 2010 and 2009, no forfeitures were used to reduce employer contributions or to pay administrative expenses.

Administrative Expenses and Participant Transaction Fees

All administrative expenses charged to the Plan are paid directly by the Plan Administrator.  Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net gains and losses from investment transactions are computed by the Plan custodian.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements are issued.

(3)                                 Investments

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2010		2009
	Units	Value	Units	Value
MassMutual Guaranteed Investment Accounts	1,104,883	$14,736,769	1,019,006	$13,195,494

MassMutual Separate Investment Accounts:
MassMutual Select Indexed Equity	19,179	6,909,367	20,448	6,430,010
MassMutual Growth America	61,026	6,756,333	64,192	6,329,050
MassMutual Premier International Equity	14,419	7,091,775	14,486	6,204,668
MassMutual Select Mid Cap Growth II	16,312	4,794,687	16,192	3,717,404
MassMutual Select Focused Value	15,063	4,464,833	17,687	4,303,975
MassMutual Premium Core Bond	2,070	3,855,468	1,687	2,932,021
MassMutual Retirement 2020	33,838	3,516,953	36,160	3,283,461
Mass Mutual Large Cap Value	*	*	40,233	3.051,048

* Represents less than 5% the Plan’s net assets available for benefits as of this date.

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $6,963,448 and $11,724,926, respectively, as follows:

	2010	2009

MassMutual Separate Investment Accounts	$6,934,406	$11,627,794
Consolidated Communications Holdings, Inc. common stock	29,042	97,132
Totals	$6,963,448	$11,724,926

(4)  Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•      Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•      Level 2 - Inputs to the valuation methodology include

•      quoted prices for similar assets or liabilities in active markets;

•      quoted prices for identical or similar assets or liabilities in inactive markets;

•      inputs other than quoted prices that are observable for the asset or liability;

•      inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•      Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed interest accounts:  Valued at liquidation value based on actuarial formula as defined under the terms of the contract.  No observable price.  Valued by MassMutual.

Mutual funds:  Unit value calculated based on observable net asset value of the underlying investment. Valued by Unival, an outside agency.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Totals	Level 1	Level 2	Level 3

Guaranteed interest accounts	$16,071,773	$—	$—	$16,071,773

Common stock:
Telecommunications	348,750	—	348,750	—

Mutual funds:
Equities
US
Index	11,374,200	—	11,374,200	—
Growth	14,276,253	—	14,276,253	—
Value	4,681,879	—	4,681,879	—
Balanced	1,724,722	—	1,724,722	—
Foreign
Growth	7,829,594	—	7,829,594	—
Bond
US	3,855,468	—	3,855,468	—
Foreign	432,420	—	432,420
Diversified	8,871,956	—	8,871,956	—
Total mutual funds	53,046,492	—	53,046,492	—

Totals	$69,467,015	$—	$53,395,242	$16,071,773

	Assets at Fair Value as of December 31, 2009
	Totals	Level 1	Level 2	Level 3

Guaranteed interest accounts	$14,222,103	$—	$—	$14,222,103

Common stock:
Telecommunications	255,665	—	255,665	—

Mutual funds:
Equities
US
Growth	12,143,513	—	12,143,513	—
Index	10,733,985	—	10,733,985	—
Value	3,821,476	—	3,821,476	—
Balanced	1,506,386	—	1,506,386	—
Foreign
Growth	7,051,149	—	7,051,149	—
Bond
US	2,932,021	—	2,932,021	—
Foreign	192,696	—	192,696
Diversified	7,785,653	—	7,785,653	—
Total mutual funds	46,166,879	—	46,166,879	—

Totals	$60,644,647	$—	$46,422,544	$14,222,103

There were no significant transfers between level 1 and level 2 investments during the year ended December 31, 2010.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010 and 2009:

Guaranteed Interest Accounts

Balance — December 31, 2009	$14,222,103

Change in unrealized appreciation	308,394
Net cash flow activity at contract value	1,541,276
Balance — December 31, 2010	$16,071,773

Guaranteed Interest Accounts

Balance — December 31, 2008	$12,461,660

Change in unrealized appreciation	1,603,432
Net cash flow activity at contract value	157,011
Balance — December 31, 2009	$14,222,103

(5)           Investment Contract with MassMutual

The Plan holds a benefit-responsive investment contract with MassMutual.  MassMutual maintains the contributions in a general account.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 3.00% at both December 31, 2010 and 2009.  Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value.  Such events include but may not be limited to the following:  (i) temporary absence; (ii) change in position or other occurrence qualifying as a temporary break in service under the Plan; (iii) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (iv) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (v) removal from the Plan of one or more groups or classifications or participants; (vi) partial or complete Plan termination; or (vii) Plan disqualification.  The Plan Administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The terms of the guaranteed investment contract permit Mass Mutual to terminate the contract 90 days after providing effective communication to the Company.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 2.73% and 3.03% for 2010 and 2009, respectively.

(6)           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)           Tax Status

The IRS has determined and informed Massachusetts Mutual Life Insurance Company, the Prototype Sponsor, by a letter dated May 11, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Prototype Sponsor has informed the Plan’s Administrator that the Plan was amended since receiving the determination letter to comply with the Pension Protection Act of 2006, HEART Act and other IRS guidance. The plan

Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits in progress for any tax periods.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8)           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(9)           Plan Merger

On December 31, 2007, the Company completed an acquisition of North Pittsburgh Systems, Inc.  In connection with this acquisition, plan assets from the North Pittsburgh Telephone Company Employee Savings and Retirement Plan, Penn Telecom Inc. Employee Savings and Retirement Plan and Pinnatech Inc. Employee Savings and Retirement Plan were merged into the Consolidated Communications, Inc. 401(k) Plan effective January 1, 2009.  On January 14, 2009, $6,395,903 in plan assets were transferred to this Plan, along with $213,270 in outstanding notes receivable from participants.

(10)         Related Party Transactions

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2010 and 2009, the Plan held 18,070 and 14,609 shares of common stock with fair values of $348,750 and $255,665, respectively.

(11)         Adoption of Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair vale and classified as investments.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements

(“ASU No. 2010-06”).  ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements.  Certain disclosure requirements of ASU No. 2010-06 were effective beginning in 2010, while other disclosure requirements of ASU No. 2010-06 are effective for financial statements issued for reporting periods beginning after December 15, 2010.  These amended principles required only additional disclosures concerning fair value measurements, and did not affect the Plan’s net assets available for benefits and changes in net assets available for benefits.

Supplemental Schedules

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par or maturity value	(e) Current value

*	Common stock — Consolidated Communications Holdings, Inc.	Common stock (18,070 shares held)	$348,750

	Guaranteed interest account:
*	MassMutual Retirement Services	General investment account	14,736,769

	Pooled separate accounts:
	MassMutual Retirement Services
		OFI Institutional Premium International Equity	7,091,775
		Northern Trust Select Indexed Equity	6,909,367
		American Growth America	6,756,333
		T. Rowe Price Select Mid Cap Growth II	4,794,687
		Harris Select Focused Value	4,464,833
		Babson Core Bond	3,855,468
		T. Rowe Price Retirement 2020	3,516,953
		Eaton Vance Large Cap Value	3,226,892
		W&R/Wellington Select Small Cap Growth Equity	2,725,233
		T. Rowe Price Retirement 2030	2,470,774
		Davis Select Large Cap Value	1,724,722
		T. Rowe Price Retirement 2010	1,563,127
		SSGA Select Small Cap Value Equity	971,473
		T. Rowe Price Retirement 2040	864,906
		Baring Premier Focused International	737,819
		Perkins Mid Cap Value	483,514
		OFI International Bond	432,420
		T. Rowe Price Retirement 2050	313,696
		T. Rowe Price Retirement Income	142,500

*	Participant loans	Interest rates range from 4.25% to 10.50%	1,326,866

			$69,458,877

* Parties-in-interest

Column (d) has not been presented as all investments are participant directed

See accompanying report of independent registered public account firm

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets Acquired and Disposed Within Year

For the Year Ended December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Cost of Acquisition	Proceeds of Disposition

Participant loans, 4.25% - 10.50%	$—	$—

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 29, 2011
CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

	By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.